STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Fiscal Year Ended, December, 31
	2007	2008	2009	2010	2011
	(in thousands)
Fixed Charges:
Interest expensed	—	—	$1,251	$1,356	$146
Interest capitalized	—	$1,200	863	821	2,373
Estimated interest within rental expense	$14	20	24	22	23

Total Fixed Charges	$14	$1,220	$2,138	$2,199	$2,542

Earnings:
Pre-tax income (loss) from continuing operations before noncontrolling interest	$2,041	$56,389	$(40,742)	$(19,838)	$(15,685)
Fixed charges	(14)	(1,220)	(2,138)	(2,199)	(2,542)
Interest capitalized	—	(1,200)	(863)	(821)	(2,373)

Total Earnings	$2,027	$53,969	$(43,743)	$(22,858)	$(20,600)

Ratio of Earnings to Fixed Charges	144.79x	44.24x

Deficiency of Earnings to Cover Fixed Charges			$(45,881)	$(25,057)	$(23,142)